
August 31, 2011

<u>Via Facsimile</u>
Mr. Doran N. Schwartz
Chief Financial Officer
MDU Resources Group, Inc.
1200 West Century Avenue
P.O. Box 5650
Bismarck, North Dakota 58506-5650

      Re: MDU Resources Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 23, 2011
              File No. 001-03480

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Natural Gas and Oil Production</u>

<u>Well and Acreage Information, page 22</u>

1.   We note that you have provided your developed and undeveloped oil and gas acreage as of December 31, 2010. However, it does not appear that you have disclosed information regarding the related minimum remaining terms of leases and concessions. Please expand your disclosure to comply the guidance in Item 1208(b) of Regulation S-K.

2.   Please disclose whether you have any delivery commitments that must be fulfilled for your oil and gas production. Please see Item 1207 of Regulation S-K.

Consolidated Balance Sheets, page 78

3.   Please provide disclosure showing oil and gas property costs not subject to amortization, for each year presented, on the face of your balance sheet or tell us why you believe these disclosures are not required. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X for further guidance.

4.   Please tell us whether there is any item included in your other liabilities that is in excess of five percent of your total liabilities. Refer to Rule 5-02.24 of Regulation S-X.

Note 14 – Income Taxes, page 108

5.   Please provide us with a description of your "other" deferred tax assets and liabilities balances recognized as of December 31, 2010 and 2009. Refer to FASB ASC 740-10-50-6.

Natural Gas and Oil Activities

Estimated Quantities of Proved Natural Gas and Oil Reserves, page 135

6.   With regard to your proved developed and undeveloped reserves, we note that you recorded downward revisions of previous estimates of 55,477 MMcfe during 2010 and 122,135 MMcfe during 2009. Please provide us with additional information regarding these revisions with a focus on the underlying performance and economic causal factors. Refer to FASB ASC 932-235-50-5.

Change in the standardized measure of discounted future net cash flows, page 138

7.   We note you include "change in net realization" as a source of change in the standardized measure of discounted future cash flows. Please describe this source of change. Refer to FASB ASC 932-235-50-35.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Parker
Branch Chief